[redacted]

11016769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8-68221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wafra Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue, 41st Floor
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Campagna 212-759-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony G. Barbuto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wafra Securities Corporation, as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IULIA VVEDENSKIY
Notary Public, State of New York
No. 01VV6191258
Qualified in Kings County
Commission Expires Aug. 11, 2012

Notary Public

Signature

Financial and Operations Principal/Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

WAFRA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010
(with supplementary information)

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Wafra Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Wafra Securities Corporation (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wafra Securities Corporation as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2011

WAFRA SECURITIES CORPORATION

Statement of Financial Condition
(expressed in U.S. dollars)
December 31, 2010

ASSETS	
Cash and cash equivalents	**$ 71,441**
	$ 71,441
LIABILITIES	
Accrued expenses	**$ 19,000**
Due to administrator	**9,500**
	28,500
SHAREHOLDERS' EQUITY	
Common stock, $1,000 par value; 25 shares authorized; 25 shares issued and outstanding	**25,000**
Additional paid-in capital	**25,000**
Deficit	**(7,059)**
	42,941
	$ 71,441

See notes to statement of financial condition

WAFRA SECURITIES CORPORATION

Notes to Statement of Financial Condition
(expressed in U.S. dollars)
December 31, 2010

NOTE A - DESCRIPTION OF BUSINESS

Wafra Securities Corporation (the "Company") was formed on January 26, 2009 and became a registered broker-dealer on January 14, 2010. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims an exemption from the Securities Exchange Commission ("SEC") customer protection rule 15c3-3 pursuant to section (k)(2)(i) and does not effect any transactions with customers. Broker-dealer activities include investment banking and consulting services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

[3] Income taxes:

The Company files federal, state and local income tax returns. Future tax effects of net operating loss carryforwards and differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis are recorded as deferred income tax assets or liabilities. A valuation allowance is recognized if it is more likely than not that some portion of the deferred tax asset will not be recognized. When evaluating whether a valuation allowance is appropriate, the Company considers such factors as previous operating results, future earnings potential, tax planning strategies and future reversals of existing temporary differences. The valuation allowance is increased or decreased in future years based on changes in these criteria.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2010.

NOTE C - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's Regulation 1.17, which require the maintenance of minimum net capital. In accordance with SEC Rule 15c3-1, a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers, and does not carry accounts of, or for, customers, shall maintain net capital of not less than $5,000. At December 31, 2010, the Company had net capital of approximately $42,941, which exceeded its minimum capital requirement of $5,000, by $37,941.

The Company is exempt from SEC Rule 15c3-3, as no customer accounts are held, and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

(expressed in U.S. dollars)

NOTE D - COMMITMENTS AND CONTINGENCIES

In connection with an administrative agreement between the Company and Wafra Investment Advisory Group ("WIAG"), the Company pays monthly service fees to WIAG to reimburse WIAG for operating support. The agreement is in effect through October 31, 2011 and is automatically renewed annually. The Company may elect to terminate the agreement at any time with 30 days' written notice (see Note F).

NOTE E - INCOME TAXES

At December 31, 2010, net deferred tax assets are comprised of the following:

Deferred tax assets:	
Net operating loss carryforwards	$ 3,303
Less valuation allowance	(3,303)
Total deferred tax assets	$ 0

At December 31, 2010, the Company's net operating loss carryforward was $7,145, which expires in 2026.

A valuation allowance has been established to offset deferred tax assets to the extent the Company has not determined that it is more likely than not that the future tax benefits will be realized. During the year ended December 31, 2010, the valuation allowance decreased by $301 for operating losses utilized during the current year.

The Company's tax years since inception remain open to examination for most taxing authorities.

NOTE F - RELATED PARTY TRANSACTIONS

Shareholders of the Company are also officers of an affiliated company, Wafra InterVest Corporation ("InterVest"). During the year ended December 31, 2010, total placement fees of $332,500 were earned from entities in which affiliates of InterVest are equity participants. Of this revenue, $45,000 was earned from a related investment fund managed by InterVest or its subsidiaries. Per an administrative services and engagement agreement with InterVest, the Company paid $387,000 in commission expenses for revenue generated totaling $430,000 during the year ended December 31, 2010.

Total director and chairman fees aggregating $80,000 were paid to the directors, which are shareholders of the Company, for the year-end December 31, 2010.

The Company entered into an administrative service agreement with WIAG to reimburse it for operational support. These services include office space, services of personnel, professional fees, regulatory filing fees, as well as bookkeeping and accounting support services. Servicing fees under the administrative service agreement earned by WIAG totaled $16,852 for the year ended December 31, 2010. As of December 31, 2010, $6,052 was payable to WIAG relating to these services and included in due to administrator on the statement of financial condition as of December 31, 2010.

NOTE G - SUBSEQUENT EVENTS

In January 2011, the Company has filed an election to change its filing status from a C Corporation to an S Corporation for tax purposes.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders of
Wafra Securities Corporation
New York, New York

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Wafra Securities Corporation (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in the accompanying Form SIPC-7 for the year from January 1, 2010 through December 31, 2010 noting no differences;

3. Compared any additions and deductions from total revenue reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. No overpayments were applied to the current assessment as a Form SICP-7T was not filed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner Amper LLP

New York, New York
February 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DEC 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068221 FINRA DEC
WAFRA SECURITIES CORPORATION 9*9
345 PARK AVE 41ST FL
NEW YORK NY 10154-0004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Katherine Gonzalez (212) 759-3700

2. A. General Assessment (item 2e from page 2) $ 1,281
B. Less payment made with SIPC-6 filed (exclude interest) (737)

Date Paid

C. Less prior overpayment applied (—)
D. Assessment balance due or (overpayment) 544
E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
F. Total assessment balance and interest due (or overpayment carried forward) $ 544
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 544
H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wafra Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 17 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2010
and ending DEC 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 512,500
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 512,500
2e. General Assessment @ .0025	$ 1281
	(to page 1, line 2.A.)